Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED

As at		September 30, 2005	December 31, 2004

Assets			Restated {Note 8}
Current
Cash and cash equivalents		$35,707,612	$5,444,270
Restricted cash (Note 3)		1,000,000	-
Accounts receivable		149,036	233,459
Prepaids and deposits		414,136	184,108
		37,270,784	5,861,837

Property, plant and equipment (Note 4)		213,445	181,217
Mineral properties (Note 5)		7,749,149	3,489,369
Total Assets		$45,233,378	$9,532,423

Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities (Note 14)		$1,031,704	$332,229
Advances on share subscriptions		-	173,252
Deferred revenue (Note 6)		50,306	50,306
Asset retirement obligation (Note 7)		400,000	25,000
Other current liabilities (Note 8)		2,579,867	2,500,000
		4,061,877	3,080,787
Contingent liabilities (Note 7)
Shareholders' equity
Share capital (Note 9)		45,741,507	8,761,876
Contributed surplus (Note 10)		1,730,045	338,569
Accumulated deficit (Note 11)		(6,300,051)	(2,648,809)
		41,171,501	6,451,636
Total Liabilities and Shareholders' Equity		$45,233,378	$9,532,423

See accompanying notes to the unaudited interim consolidated financial statements

Approved on behalf of the Board:

/s/ Douglas J. Rowe	Director	/s/ Kerry E. Sully	Director
Douglas J. Rowe		Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
UNAUDITED
For the periods ended	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Expenses
Mineral exploration costs	$83,450	$175,916	$442,999	$531,665
Professional fees (Notes 13 and 14)	191,208	120,904	684,279	312,300
Shareholder services and promotion (Note 14)	143,887	81,613	508,168	230,599
Salaries and benefits	169,019	105,359	469,079	306,523
Office	153,637	94,356	362,528	192,101
Amortization	16,658	13,027	45,325	38,234
Stock-based compensation (Note 13)	477,783	56,800	1,262,066	178,161
Loss before the following	1,235,642	647,975	3,774,444	1,789,583
Interest income	73,612	14,102	123,202	23,391
Net loss for the period	1,162,030	633,873	3,651,242	1,766,192
Deficit, beginning of period	5,138,021	894,072	2,648,809	27,510,684
Elimination of deficit (Note 11)	-	-	-	(27,748,931)
Deficit, end of period	$6,300,051	$1,527,945	$6,300,051	$1,527,945

Net loss per share
Basic and diluted (Note 12)	$0.01	$0.01	$0.05	$0.03

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
UNAUDITED
For the periods ended	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Cash flows from operating activities
Cash paid to suppliers	$98,710	$(836,020)	$(764,656)	$(1,028,652)
Cash paid to employees	(281,165)	(239,201)	(838,913)	(696,028)
Interest received	16,364	14,102	61,674	23,391
Interest paid	(1,159)	(1,113)	(3,930)	(3,393)
Net cash used in operating activities	(167,250)	(1,062,232)	(1,545,825)	(1,704,682)
Cash flows from investing activities
Restricted cash	(1,000,000)	-	(1,000,000)	-
Purchase of capital assets	(23,045)	(5,797)	(77,553)	(80,472)
Mineral exploration costs	(1,810,054)	(1,085,322)	(3,760,510)	(2,530,488)
Net cash used in investing activities	(2,833,099)	(1,091,119)	(4,802,063)	(2,610,960)
Cash flows from financing activities
Issuance of common shares for cash	34,595,948	6,181,255	36,611,230	6,640,976
Net cash provided by financing activities	34,595,948	6,181,255	36,611,230	6,640,976
Increase in cash and cash equivalents	31,595,599	4,027,904	30,263,342	2,325,334
Cash and cash equivalents at beginning of	4,112,013	115,722	5,444,270	1,818,292
period
Cash and cash equivalents at end of period	$35,707,612	$4,143,626	$35,707,612	$4,143,626

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

1.    Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. Since inception, the efforts of the Company have been focused on exploration of precious metals and research into precious metals technology and over the past two and a half years on the development of its industrial minerals. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.    Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2004. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these interim consolidated financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2004.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.    Restricted cash

The Company provided cash security of $1,000,000 against a demand operating line through assignment of one-year term deposits to the Royal Bank of Canada. The Company has not drawn on the operating line except for a stand-by letter of credit, which is explained in Note 7.

4.     Property, plant and equipment

		At September 30, 2005		At December 31, 2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	$346,791	$223,688	$123,103	$312,522	$205,485	$107,037
Computer	322,838	241,599	81,239	279,553	220,233	59,320
Leasehold improvements	38,382	29,279	9,103	38,382	23,522	14,860
	$708,011	$494,566	$213,445	$630,457	$449,240	$181,217

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

5.    Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca region of Northern Alberta.

At September 30, 2005, the Company's mineral property in the Athabasca region consisted of 32 (Dec 31, 2004 - 38) permits, 22 (Dec 31, 2004 - 15) applications to convert existing permits to leases and 69 (Dec 31, 2004 - 65) leases, for a total area of 402,748 (Dec 31, 2004 - 335,190) hectares.

Amounts capitalized are for the development of the Company's industrial mineral properties over the past two and a half years and are associated with a proposed limestone quarry.

		Capitalized		Expensed for the period ending
	At Sept 30,	For the 9	At Dec 31,	For the 3	For the 9
	2005	months ended	2004	months ending	months ending
		Sept 30, 2005		Sept 30, 2005	Sept 30, 2005
Asset retirement obligation	$400,000	$375,000	$25,000	$-	$-
Administration	400,243	320,860	79,383	8,175	24,183
Assay and geological	105,744	28,004	77,740	-	84
Land lease and permit	58,912	8,382	50,530	68,960	344,484
Materials, services and drilling	4,444,044	1,862,907	2,581,237	200	17,175
Infrastructure	1,251,901	1,251,901	-	-	-
Salaries	903,014	318,759	584,255	4,457	51,075
Travel and accommodations	185,291	94,067	91,224	1,658	5,998
	$7,749,149	$4,259,880	$3,489,369	$83,450	$442,999

		Capitalized		Expensed for the period ending
	At Sept 30,	For the 9	At Dec 31,	For the 3	For the 9
	2004	months ending	2003	months ending	months ending
		Sept 30, 2004		Sept 30, 2004	Sept 30, 2004
Administration	$46,227	$40,754	$5,473	$6,641	$25,992
Assay and geological	77,629	77,629	-	-	654
Land lease and permit	49,634	46,424	3,210	152,969	457,334
Materials, services and drilling	1,893,932	1,681,607	212,325	1,115	3,996
Salaries	453,269	348,103	105,166	14,994	41,403
Travel and accommodations	77,354	67,392	9,962	197	2,286
	$2,598,045	$2,261,909	$336,136	$175,916	$531,665

6.    Deferred revenue

The Company has received a prepayment from a customer on account of future product deliveries.

7.    Asset retirement obligation and contingent liabilities

The Company has estimated the cost of reclaiming the site of its limestone quarry, which underwent significant development and site work during the quarter. The Company is required under its operating permits to perform certain site reclamation work. A $670,000 letter of credit was drawn on the Company's operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation. The Company estimates total site reclamation over the next twelve months will be $1,100,000 and of the total an estimated $400,000 would be required for reclamation as at September 30, 2005.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

8.    Other current liabilities

The Company has raised capital through flow through share issuances in 2002, 2003 and 2004, that provide for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company has applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,579,867.

An accrual for the originating liability was made in the December 31, 2004 financial statements, applied retroactively as a restatement of an error. The cumulative effect, on previously reported results for the year ended December 31, 2004, was an increase in current liabilities of $2,500,000 (from $580,787 to $3,080,787), a increase in share capital of $260,300 (from $8,501,576 to $8,761,876), an increase in the net loss of $1,663,000 (from $1,224,057 to $2,887,057), an increase in the loss per share from $.02 to $.05 and a resulting decrease in retained earnings of $2,760,300 (from retained earnings of $111,491 to an accumulated deficit of $2,648,809).

9.    Share capital

(a)    Issued capital- Common shares

	Number	Amount
Balance December 31, 2004	66,306,799	$8,761,876
Issued for cash
Issued on exercise of options	475,585	227,279
Reclassified from contributed surplus	-	24,024
Issued on exercise of warrants	515,033	386,275
Balance March 31, 2005	67,297,417	$9,399,454
Issued for cash
Issued on exercise of options	180,165	59,268
Reclassified from contributed surplus	-	5,687
Issued on exercise of warrants	1,304,282	1,515,712
Balance June 30, 2005	68,781,864	$10,980,121
Issued for cash
Issued upon public offering (i)	9,000,000	36,000,000
Share issue costs of public offering (ii)	-	(2,303,852)
Issued on exercise of options (b)	768,000	480,325
Reclassified from contributed surplus	-	165,438
Issued on exercise of warrants (c)	425,133	419,475
Balance September 30, 2005	78,974,997	$45,741,507
(i)	On September 2, 2005, the Company closed a public equity offering of 9,000,000 shares at $4.00 per share for gross proceeds of $36,000,000.
(ii)	Share issue costs were incurred for the public equity offering and related to commission to the underwriters and legal and accounting fees. These fees are reflected as a reduction in the proceeds from the share issuance.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

9.	Share capital (continued)

(b)	Options
		Number of	Weighted Average	Expiry
		Options	Price ($)	Date
	December 31, 2004, outstanding	7,316,070	0.45	2006 - 2009
	Granted	1,890,000	2.44
	Exercised	475,585	0.48
	March 31, 2005, outstanding	8,730,485	0.88	2006 - 2010
	Granted	350,000	2.09
	Cancelled	350,000	2.41
	Exercised	180,165	0.33
	June 30, 2005, outstanding	8,550,320	0.84	2006 - 2010
	Exercised	768,000	0.63
	September 30, 2005, outstanding	7,782,320	0.86	2006 - 2010

The following summarizes stock options outstanding and exercisable as at September 30, 2005:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
164,500	January 2006	164,500	0.60
125,000	April 2006	125,000	0.65
140,000	May 2006	140,000	0.50
815,000	March 2007	815,000	0.26
1,190,000	April 2007	1,190,000	0.34
1,660,000	October 2008	1,660,000	0.30
125,000	May 2009	93,750	0.53
1,734,070	August 2009	1,300,553	0.55
30,000	November 2009	15,000	0.74
350,000	January 2010	175,000	2.35
1,098,750	March 2010	549,375	2.48
350,000	April 2010	87,500	2.09
7,782,320	2006 - 2010	6,315,678	0.86

Subsequent to September 30, 2005, 671,533 of the outstanding options were exercised for gross proceeds of $535,212.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

9.	Share capital (continued)

	(c) Warrants
		Number of	Weighted	Expiry
		Warrants	Average	Date
			Price ($)
	December 31, 2004, outstanding	2,885,188	0.97	Dec 31, 2005
	Exercised	515,033	0.75
	March 31, 2005, outstanding	2,370,155	1.06	Dec 31, 2005
	Exercised	1,304,282	1.16
	June 30, 2005, outstanding	1,065,873	0.94	Dec 31, 2005
	Exercised	425,133	0.99
	September 30, 2005, outstanding	640,740	0.90	Dec 31, 2005

	Subsequent to September 30, 2005, 165,783 of the outstanding warrants were exercised for gross proceeds of $183,087.

10.	Contributed surplus

	Balance, December 31, 2004			$338,569
	Options granted to employees, directors and officers			645,890
	Options granted to advisors			63,543
	Options exercised and reclassified to share capital			(24,024)
	Balance March 31, 2005			$1,023,978
	Options granted to employees, directors and officers			167,694
	Options exercised and reclassified to share capital			(5,687)
	Balance June 30, 2005			$1,185,985
	Options granted to employees, directors and officers			645,954
	Options granted to advisors			63,544
	Options exercised and reclassified to share capital			(165,438)
	Balance September 30, 2005			$1,730,045

11.    Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,931.

12.    Net loss per share amounts

Basic net loss per share was calculated using the weighted-average number of shares outstanding for the three-month and nine-month periods ended September 30, 2005 of 73,878,431 and 68,873,749, respectively. Diluted net loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

13.    Stock-based compensation and stock-based expenses

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company's net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	For the 3	For the 3	For the 9	For the 9
	months ending	months ending	months ending	months ending
	Sept 30 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Pro-forma loss for the period	$1,180,283	$666,228	$3,706,001	$1,844,342
Loss per share, basic	$0.02	$0.01	$0.05	$0.03
During the three-month period ended September 30, 2005, no additional options were issued. In accordance with the vesting periods for all options issued to directors, officers, employees and consultants, $645,954 was recorded expensed with an offsetting credit to contributed surplus. An unamortized balance of $1,633,585 (Sept 30, 2004 - $170,400) remains, which will be expensed over the remaining estimated life of the options.

Stock option expense for the period is as follows:
	For the 3	For the 3	For the 9	For the 9
	months ending	months ending	months ending	months ending
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Stock-based compensation for stock issued and	$-	$56,800	$658,515	$56,800
vested in the current period
Stock-based compensation for stock issued in	645,954	-	801,087	121,361
prior periods and vested in the current
period
Less stock-based compensation capitalized in	(168,171)	-	(197,536)	-
mineral properties
Net stock-based compensation expense	$477,783	$56,800	$1,262,066	$178,161
Stock-based expenses included in professional	63,544	-	127,087	-
fees in the period (i)
Total stock-based expenses	$541,327	$56,800	$1,389,153	$178,161

(i)    Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected life	1 to 2 years	1 to 2 years
Risk-free interest rate	4.3%	3.8% - 4.3%
Expected volatility	100%	110%
Annual dividends	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate and the amount reported on the income statement may not provide a reliable measure of the fair value of the company's stock options granted and/or vested during the period.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

14.    Related-party transactions

The Company had the following transactions with related parties during the nine-month period ending September 30, 2005:

•	Included in shareholder services and promotion are amounts of $495 (2004 - $7,622) paid to a company controlled by the spouse of a director.

•	Included in professional fees is $12,300 (2004 - $46,687) of consulting and legal fees paid to a company owned by an officer.

•	Included in professional fees is $136,979 (2004 - $12,363) of legal fees paid to a firm in which an officer is a partner.

•	Included in accounts payable is $109,519 (2004 - $7,916) relating to these transactions.

These transactions were in the normal course of operations or were fees associated with the public issuance of securities and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.    Income tax recovery

The income tax recovery for the nine-month period ending September 30 differs from the amount that is expected by applying the current tax rates for the following reasons:

	2005	2004
Loss before taxes	$3,651,242	$1,766,192
Expected tax recovery at 33.6% (2004 - 35.43%)	1,227,548	625,806
Non-deductible expenses for tax	(479,431)	(79,875)
Valuation allowance	(748,117)	(587,974)
Future income tax recovery	-	-
The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the three months and nine months ended September 30, 2005 and 2004

16.    Segmented information

The Company's principal business activity is the acquisition, exploration and development of mineral leases and permits. The Company's activities are focused on Western Canada, in the Athabasca region, near Fort McMurray, Alberta. The Company's business segments are defined by the nature of their activity. The industrial minerals segment relates to the development of limestone quarry that will produce aggregate products and quicklime for use by the oil sands. The mineral exploration project focuses on exploration for industrial minerals, precious metals and/or base metals and the mineral technology project focuses on research to develop methods for producing economic recoverable amounts of precious metals from nanoparticles. As there has been limited activity in these two segments over the past two years, they have been reported as one segment, called Mineral Exploration and Technology.

Segmented information for the periods ending September 30 is a follows:

3 Months Ending Sept 30	Mineral	Industrial
	Exploration and	Minerals	Corporate	Total
	Technology
Sept 05
Revenue	-	-	73,612	73,612
Expense	83,450	-	1,152,192	1,235,642
Net Loss	83,450	-	1,078,580	1,162,030
Assets	102,065	8,052,598	37,078,715	45,233,378

Sept 04
Revenue	-	-	14,102	14,102
Expense	175,916	-	472,059	647,975
Net Loss	175,916	-	457,957	633,873
Assets	168,653	2,737,391	4,662,452	7,568,496

9 Months Ending Sept 30	Mineral	Industrial
	Exploration and	Minerals	Corporate	Total
	Technology
Sept 05
Revenue	-	-	123,202	123,202
Expense	442,999	-	3,331,445	3,774,444
Net Loss	442,999	-	3,208,243	3,651,242
Assets	102,065	8,052,598	37,078,715	45,233,378

Sept 04
Revenue	-	-	23,291	23,291
Expense	531,665	-	1,257,918	1,789,583
Net Loss	531,665	-	1,234,527	1,766,192
Assets	168,653	2,737,391	4,662,452	7,568,496

17.    Subsequent events

In October 2005, the Company entered into a joint venture agreement with the Fort McKay First Nation. The joint venture will market and sell limestone products produced by Birch Mountain's Muskeg Valley Quarry. Birch Mountain will pay to the joint venture organization fees for each tonne of limestone product sold as well as an annual fee. Net profits will remain in the joint venture organization until the joint venture agreement is terminated, at which time they will be split amongst the participants. Birch Mountain holds a 49% interest in the resulting joint venture organization.

18.    Comparative figures

Certain comparative figures have been reclassified to conform with presentation adopted in the current period.